U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25


                                               Commission File Number   1-6505

                          NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K and Form 10-KSB   [   ] Form 20-F  [   ] Form 11-K
               [  ]  Form 10-Q and Form 10-QSB [   ] Form N-SAR

For Period Ended:                December 31, 1995

[  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I-Registrant Information

Full name of registrant               SIGNET BANKING CORPORATION
Former name if applicable

Address of principal executive office (Street and number)
7 North Eighth Street
City, State and Zip Code  Richmond, Virginia                      23219

                        Part II-Rules 12b-25 (b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed.

(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

                                 Part III-Narrative

    State below in reasonable detail the reasons why Form 10-K and Form 10- KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On March 19, 1996, the Registrant announced that it was the victim of fraudulent commercial loan transactions amounting to approximately $81 million. Subsequently, federal authorities informed the Registrant that they believe there will be substantial recoveries from these fraudulent transactions. The Registrant is in the process of assessing probable recoveries, related costs and contingencies to determine the impact on its 1995 financial statements. In order to accomplish these tasks, the Registrant needs an extension to the filing date of its Form 10-K for the year ended December 31, 1995.

                           Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

       John Bartholomew              (804)             771-7495
            (Name)                (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [ X ]  Yes      [    ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [ X ]  Yes       [   ]  No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Explanation of anticipated change:
       The situation described in Part III above may result in an adjustment to the Registrant's results of operations for the amount of the estimated commercial fraud loss. Numerous factors enter into this estimate. The Registrant is in the process of assessing the impact on its 1995 financial statements.

                           SIGNET BANKING CORPORATION
                  (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 28, 1996              By   /s/ W.H. Catlett, Jr.
                                       W. H. Catlett, Jr.
                                       Executive Vice President and Controller
                                       (Chief Accounting Officer)

    Instruction: the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).